Filed by Tele Norte Leste Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom S.A

Commission File No.: 001-15256

TELE NORTE LESTE PARTICIPAÇÕES S.A. Publicly-held Company Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.558.134/0001-58 Business Registry Identification (NIRE) N. 33300262539	TELEMAR NORTE LESTE S.A. Publicly-held Company Corporate Taxpayers’ Registry (CNPJ/MF) 33.000.118/0001-79 Business Registry Identification (NIRE) N. 33300152580

RELEVANT FACT

Tele Norte Leste Participações S.A. (“TNL”) and Telemar Norte Leste S.A. (“Telemar”), pursuant to Law No. 6,404/76 and CVM Instruction No. 358, of January 3, 2002, following Relevant Facts issued on January 9, 2008 and January 10, 2008 and Market Communications disclosed on January 30, 2008, February 6, 2008 and March 28, 2008, disclose the following information to the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), their shareholders and the market.

1. PURCHASE OF CONTROL OF BRASIL TELECOM

1.1 Acquisition

The negotiation for the purchase of indirect share control of Brasil Telecom Participações S.A. (“BrT Part”) and of Brasil Telecom S.A. (“BrT”) was concluded today, with the execution of the Share Purchase Agreement (the “Share Purchase Agreement”) by the controlling shareholders that own all of the outstanding shares (the “Invitel Shares”) of Invitel S.A. (Invitel”), which owns all of the outstanding shares of Solpart S.A. (which directly controls BrT Part), and of certain shares issued by BrT Part, acting as selling shareholders (the “Sellers”), and Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”), acting as agent (the “Agent”), on behalf of Telemar, acting as principal.

The Share Purchase Agreement provides for the future transfer, directly and indirectly, to Telemar, of 81,092,986 common shares of BrT Part, representing 60.5% of the voting capital stock, and 22.28% of the total share capital of BrT Part (the “ BrT Part Shares”), subject to the condition set forth in the Share Purchase Agreement and described in item 3 below .

BrT Part itself holds 247,317,180 common shares of BrT, representing 99.09% of the outstanding voting capital stock of BrT, and 120,911,021 preferred shares of BrT, representing 38.83% of the total outstanding preferred shares of BrT, which common and preferred shares collectively represent 65.64% of the total share capital of BrT (the “BrT Shares”).

1.2 Price of Shares

Pursuant to the provisions of the Share Purchase Agreement, the price for the BrT Part Shares, all of which are subject to the shareholders’ agreement among the members of the controlling group of BrT Part, is R$5,863,495,791.40, equivalent to a price per share of BrT Part of R$72.3058316215, to be paid as follows:

(a) R$4,982,388,785.42, for the purchase (enterprise value) of Invitel, which amount was based on a price of R$ 72.3058316215 per share of BrT Part held directly or indirectly by Invitel, from which will be deducted the net debt of Invitel, determined as set forth in the Share Purchase Agreement the third business day preceding the Closing Date (as defined below); and

(b) R$881,107,005.98, corresponding to a price per share of R$72.3058316215 for the shares of BrT Part held directly by certain of the Sellers, which are subject to the shareholders’ agreements among the members of the controlling group of BrT Part.

Pursuant to the Share Purchase Agreement, the amounts referred to in items (a) and (b) above, (i) will be increased by the cumulative variation of the average daily rate of Interbank Deposits – DI of one day, “over extra group,” calculated and disclosed by CETIP – the Clearing House for Custody and Settlement, with a base of 252 days expressed as a Daily Factor, disclosed on CETIP’s website (“CDI”), as between the date of execution of the Share Purchase Agreement and the Closing Date (as defined below); and (ii) will be decreased by dividends or interest on shareholders’ equity declared between January 1, 2008 and the Closing Date (the “Price Adjustment”).

The general terms conditions for the purchase of indirect control of BrT Part by Telemar are described in item 3 below.

2. EVOLUTION OF THE TELECOMMUNICATIONS SECTOR AND ITS REGULATIONS

The telecommunications market globally is going through significant changes in its competitive dynamic, which have started to take place through the development and sales of service packages (broadband, data, voice, among others). From this new model, an increasing need for network integration and greater capacity to invest in new technologies has arisen for participants in this sector.

As a result, Telemar understands that complementing among switched fixed-line telephone services, mobile telephone services and data communications services network provided by Telemar and by BrT will enable it to achieve economies of scale and of scope that will enable it to better meet the needs of the market and consumers.

In addition, Telemar understands that technical advances that have occurred in the telecommunications sector have opened new competitive possibilities and new frontiers for the efficient provision of services to consumers, which require the revision of applicable regulation, which is currently inadequate to meet the fundamental objectives of fostering investment in universalization, development of technology and quality of telecommunications services, within the current competitive standards.

BrT is a publicly-held concessionaire of public switched fixed-line telephone services (“STFC”), destined for the use of the public in general, provided under a public law regime, operating in Region II, as defined by the General Granting Plan (Plano Geral de Outorgas) enacted by Decree No. 2,534 of April 2, 1998 (the “PGO”). Telemar is the concessionaire for the same services in Region I of the PGO.

Brazilian regulation of the telecommunications sector currently restricts the purchase of control by an STFC concessionaire by another STFC concessionaire operating in a different Region set forth in the PGO, which restriction may be eliminated at the discretion of the Brazilian Telecommunications Agency - ANATEL, pursuant to art. 202, Section 1, of Law No. 9,472 of July 16, 1997, as amended (the Brazilian General Telecommunications Law - “LGT”), if Anatel believes this restriction is no longer necessary for PGO purposes.

The Telecommunications Ministry is undertaking an initiative with the intention to recommend, among other initiatives intended to develop the sector and encourage competition, the elimination of the restriction referred to above, set forth in Articles 7 and 14 of the PGO, that limit the transfer of control, or of the concession, that results in control, directly or indirectly, by the same shareholder or group of shareholders, of concessionaires operating in different Regions of the PGO, making possible the integration of STFC networks and the geographic consolidation among regions, having with this objective sent to Anatel Official Letter No. 11/2008/MC, which sets forth guidelines of the Brazilian Telecommunications Policy.

3. CONDITIONS OF PURCHASE AND SALE

Until the changes mentioned above become effective, and to permit the immediate contracting for the purchase of share control of BrT Part and of BrT – even though its still remains subject to the modification of the PGO and subject to the condition of approval by Anatel – Telemar, as principal, entered into with Credit Suisse, as Agent, an agency agreement (the “Agency Agreement”), pursuant to Articles 693 and subsequent articles of the Brazilian Civil Code, pursuant to which Credit Suisse, as Agent, in accordance with the terms and conditions set forth therein, in its own name, but at the order and on behalf of Telemar, agreed to purchase the share control of BrT Part and, as a result, of BrT.

Once all of the necessary regulatory measures are taken or the current rules are modified, that results in changing the existing regulatory restrictions for the purchase of control of BrTPart by Telemar, the Share Purchase Agreement provides that Credit Suisse, in compliance with the Agency Agreement, will immediately transfer its position in the Share Purchase Agreement to Telemar (or a company controlled by Telemar), which will assume the position in the contract as purchaser for all purposes, and as a result, will be the assignee of all rights and obligations originally granted to Credit Suisse. This will guaranty that Telemar shall have the right to request the prior approval of Anatel for it to become the controlling shareholder of BrT Part and BrT, in accordance with new established regulations.

The effectiveness of the Share Purchase Agreement is subject to a condition for the prior approval of Anatel of the transfer of share control of BrT Part to Telemar (which is required to occur within 240 days from today), and of a resulting requirement to effect an offer to purchase of all of the issued and outstanding common shares in circulation in the market, in accordance with Article 254-A of Law No. 6,404/76 and CVM Instruction No. 361, of March 5, 2002, as amended.

The closing of this transaction must take place within 10 business days following Anatel’s approval of the transfer of share control of BrT Part to Telemar (the “Closing Date”).

In the event that the condition of Anatel approval does not occur within 240 days of today, or within 365 (three hundred and sixty five) days in accordance with exceptional circumstances set forth in the Share Purchase Agreement), Telemar will be required to pay a fee for the termination of the Share Purchase Agreement in the amount of R$490,149,438.50 (four hundred and ninety million, one hundred and forty nine thousand, four hundred and thirty eight reais and fifty cents) adjusted by the CDI rate from the date of signature of the agreement until the date of payment, which results in the termination of the Share Purchase Agreement.

The purchase of the control of BrT Part, in accordance with the terms of Article 256 of Law No. 6,404/76, will be submitted for shareholder approval or ratification. The transactions described herein were approved on the date hereof by the Board of Directors of TNL, having instructed TNL’s representatives on the Board of Directors of Telemar to approve such transactions in a meeting of Telemar’s Board of Directors that will take place on May 6, 2008.

4. PAYMENTS MADE BY TELEMAR

Finally, independent of whether the purchase of control of BrT Part is completed, and to ensure that the Sellers extinguish all of their existing claims, complaints, demands, judicial actions and arbitral proceedings underway or in threatened that could in any way be related to chain of corporate control of BrT Part and of BrT, or of the companies themselves, in a manner to ensure that the sale of control of BrT Part and of BrT would be free from prior or future claims, Telemar took part, as intervening party, in all settlement agreements entered into by such Sellers. The execution of these agreements will cause Telemar to pay approximately R$315 million, subject to certain approvals, conditions and terms set forth therein.

5. VOLUNTARY TENDER OFFERS (“OPAs”)

In addition to the mandatory tender offers described below and independent of the completion of the acquisition of the control of BrT Part and BrT, Telemar, directly or through a subsidiary, intends to conduct voluntary public tender offers for up to 1/3 of the outstanding preferred shares of BrT Part and of BrT, which offers are not subject to CVM registration, in accordance with CVM Instruction No. 361/02 (the “Voluntary Tender Offers”), for a price of (i) R$ 30.47 per preferred share of BrT Part (BOVESPA: BRTP4, NYSE: BRP); and (ii) R$ 23.42 per preferred share of BrT (BOVESPA: BRTO4, NYSE: BTM).

The prices in the Voluntary Tender Offers represent a premium of 32.6% over the weighted average market prices on the BOVESPA over the last 90 (ninety) days (from January 24, 2008 to April 23, 2008) of BrT Part and BrT preferred shares. These prices will be adjusted for any interest on shareholders’ equity, dividends or other amounts that may be declared after the date hereof until the dates of the respective Voluntary Tender Offers.

Telemar reserves the right, in the absence of any material information not disclosed to the market, in accordance with CVM Instruction No. 358/01, to decide whether it is desirable to purchase shares of BrT Part or of BrT in the market or outside of it, in accordance with existing regulations, before the date of the respective auctions for the in the Mandatory Tender Offers or the Voluntary Tender Offers.

6. MANDATORY TENDER OFFERS – ART. 254-A

On the Closing Date, following the acquisition of control of BrT Part and BrT by Telemar, Telemar, directly or through a subsidiary, will register with the Brazilian Securities and Exchange Commission (CVM) and conduct mandatory public tender offers, in accordance with Art. 254-A of Law No. 6.404/76 and CVM Instruction No. 361/02 (the “Mandatory Tender Offers”), destined to all shareholders that own outstanding common shares of BrT Part and of BrT.

The Mandatory Tender Offers will be made at a price equal to 80% of R$72.3058316215, adjusted in accordance with the Price Adjustment set forth in item 1.2 above, and that on the date hereof as a reference, represents: (i) R$57.85 per common share of BrT Part (BOVESPA: BRTP3); and (ii) R$54.31 per common share of BrT (BOVESPA: BRTO3).

Telemar will file the terms and conditions of the Mandatory Tender Offers with the CVM as required by applicable law, observing the time periods, procedures, terms and conditions stipulated by the CVM in final form, or as set forth in Article 254-A of the Brazilian Corporate Law, in CVM Instruction No. 361, of March 5, 2002.

7. CORPORATE RESTRUCTURING

7.1 Corporate Restructuring

Following the conclusion of the Mandatory Tender Offers, a corporate restructuring is intended for the companies acquired, directly or indirectly, in order to simplify the corporate structure, unifying the shareholders of BrT Part and BrT within Telemar and strengthening the companies involved (the “Corporate Restructuring”).

The Corporate Restructuring will contemplate, among other transactions, in particular, the merger (incorporação), pursuant to Article 230 of the Brazilian Corporate Law, of BrT Part into BrT, followed by the share exchange, pursuant to Article 252 of the Brazilian Corporate Law, of BrT into a subsidiary of Telemar and its subsequent merger, pursuant to Article 230 of Brazilian Corporation Law.

For the effect of establishing the exchange ratios of the shares in these mergers, whether of shares or of companies, the parameters to be adopted are the weighted average of the daily market value quotations on the BOVESPA during the last 90 (ninety) days (January 24, 2008 to April 23, 2008), for the shares of the companies involved, adjusted by the amount of any interest on shareholders’ equity or dividends declared from January 1, 2008 until the date of the merger.

7.2 Extraordinary Dividend

In this connection, Telemar informs that it will submit a proposal to its shareholders for the payment of an extraordinary dividend in the amount of R$3,896,178,090.68 (three billion, eight hundred and ninety six million, one hundred and seventy eight thousand and ninety reais and sixty eight cents), which, as established by Telemar’s bylaws (Article 11), represents an amount of R$15.5494 per common share, R$17.1045 per Class A preferred share and R$3.1149 per Class B preferred share, which will be deliberated on within 120 (one hundred and twenty) days from today. These amounts are already taken into account in the share exchange ratios disclosed in this Relevant Fact.

7.3 Regarding Share Exchange Ratios

The Corporate Restructuring will be undertaken in such a way as to respect, as a priority and to the extent possible, the types of shares held by each shareholder, such that (a) the holders of common shares should receive common shares of the surviving company in exchange for the common shares held in the merged company, and (b) holders of preferred shares should as a priority receive preferred shares of the surviving company in exchange for preferred shares of the merged company. However, in order to comply with the legal limit for the division of share capital between common and preferred shares (i.e. 1/3 common shares and 2/3 preferred shares), holders of preferred shares of BrT Part will receive in exchange common and preferred shares of BrT and, subsequently, common and preferred shares of Telemar.

The exchange ratios to be adopted attempt to respect the position of each shareholder, respectively with respect to the company as to which it is a shareholder, and considering the individual market value of these shares.

The following table sets forth the exchange ratios according to the parameters mentioned above:

The Corporate Restructuring may still contemplate the merger or share exchanges of other companies and intermediary companies between Telemar and BrT, although without material effects on the exchange ratio or dilution of the shareholders of Telemar, BrT Part or BrT, given that these intermediary companies would only hold, directly or indirectly, shares of BrT and BrT Part.

The relation of the exchanges of shares described above contemplates the current shareholding and capital structure of the companies involved and may be adjusted in the event of changes to the shareholding or capital structure of any of these companies.

7.4 Corporate Structure of Telemar

We expect that, after the Corporate Restructuring, considering the full adhesion by minority shareholders of the announced tender offers, such that the purchase of 100% of the common shares and one third of the preferred shares outstanding of both companies, BRt Part and BrT, the shareholding structure of Telemar will be, substantially, as set forth in the chart below (in comparison with the current structure):

Corporate Structure Evolution

In accordance with the specific provisions of the Brazilian Corporate Law relating to appraisal rights, only holders of common shares of BrT and of BrTPart may exercise withdrawal rights as a result of the Corporate Restructuring.

As it involves subsidiaries, the Corporate Restructuring will be subject to Article 264 of Brazilian Corporate Law, such that, on upon publication of the relevant fact required by CVM Instruction No. 319/99, the share exchange ratio will be disclosed considering the companies’ net worth at market value or other criteria acceptable to the CVM and its eventual effect for purposes of the special appraisal amount, as set forth in Article 264 of Brazilian Corporate Law.

8. REQUIRED AUTHORIZATIONS AND APPROVALS

The transactions mentioned above are subject, to the approval of or registration with, several regulatory agencies and will be submitted for their review, to the extent required, in particular:

(i) Anatel;

(ii) the CVM;

(iii) the Brazilian Antitrust Authority – CADE;

(iv) the São Paulo Stock Exchange – BOVESPA; and

(iv) the U.S. Securities and Exchange Commission (the “SEC”).

In addition, a new American Depositary Receipt (“ADR”) program will be established for Telemar’s shares in order to allow the current holders of ADRs of BrT Part and BrT to continue to trade shares in the form of ADRs.

The Corporate Restructuring will also be submitted to the approval of certain creditors and debentureholders, but is not conditioned on their approval.

9. REESTRUCTURING OF TELEMAR PARTICIPAÇÕES S.A.

The controlling shareholder of TNL, Telemar Participações S.A., announced in a Relevant Fact today, the conclusion of negotiations to restructure its shareholder base, with the exit of certain shareholders and the repositioning of certain other shareholders, in order to make it possible for Telemar Participações and its subsidiaries to increase their financing and investment capacity. In this connection, the shareholders agreements among the controlling shareholders were amended.

10. ESTIMATED TERM

We estimate that the Corporate Reorganization will be concluded in up to 120 (one hundred and twenty) days from the Closing Date.

11. EXEMPTION FROM RESPONSIBILITY

This Relevant Fact is not an offer to sell or exchange securities in the United States. Securities mentioned in this Relevant Fact cannot be sold in the United States without the appropriate filing, unless there is an exemption for such filing. Any public offer of securities mentioned herein shall occur through an offering memorandum with detailed information about the company, its managers and its financial statements. All securities issued or sold as a result of a corporate reorganization or secondary public offering of shares shall be filed in the United States, unless there is an exemption for such filing.

Any offer to purchase or the solicitation of an offer to sell (1) any preferred shares of BrT Part, including the preferred shares underlying BrT Part’s American Depositary Receipts (“BrT Part ADRs”), (2) any preferred shares of BrT, including the preferred shares underlying BrT’s American Depositary Receipts (“BrT ADRs”), or (3) common shares of BrT Part or BrT will be made only pursuant to offers to purchase and related materials that Telemar intends to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of these offers. Telemar urges shareholders who are eligible to participate in any of these tender offers to carefully read the offers to purchase and related materials and the solicitation/recommendation statements relating to the offer or offers in which they are eligible to participate when they become available and prior to making any decisions with respect to that tender offer as these documents will contain important information about that tender offer.

Following the filing with the Commission of (1) the offers to purchase and related materials relating to the offers for the common shares and/or the preferred shares of BrT Part and/or BrT, or (2) any other tender offer materials related to the offers for the common shares and/or the preferred shares of BrT Part and/or BrT, shareholders of BrT Part and BrT will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from Telemar.

This communication is also being made in respect of (1) the proposed merger (incorporação) of BrT Part with and into BrT, and (2) the proposed merger (incorporação) of BrT with and into Telemar. In connection with the proposed merger of BrT Part with and into BrT, Telemar plans to cause BrT to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of BrT Part, and (2) other documents regarding this proposed merger. In connection with the proposed merger of BrT with and into Telemar, Telemar plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of BrT, and (2) other documents regarding the proposed merger. Telemar urges investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed mergers. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from Telemar.

Special Note Regarding Forward-Looking Statements

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to TNL, Telemar, BrT Part and BrT, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events.

For additional information, please see Telemar’s website (www.telemar.com.br/ri) or contact its director of investor relations.

Rio de Janeiro, April 24, 2008.

TELE NORTE LESTE PARTICIPAÇÕES S.A. José Luís Magalhães Salazar Director of Investor Relations	TELEMAR NORTE LESTE S.A. José Luís Magalhães Salazar Director of Investor Relations